UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. )*
TONIX PHARMACEUTICALS HOLDING CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
890260102
(CUSIP Number)
Sheila Mutter Technology Partners 100 Shoreline Hwy, Suite 282-B Mill Valley, CA 94941 415-332-9999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
X  Rule 13d-1(c)
  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890260102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TECHNOLOGY PARTNERS FUND VIII, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 SHARES
	6.	SHARED VOTING POWER 4,515,266 (2)
	7.	SOLE DISPOSITIVE POWER 0 SHARES
	8.	SHARED DISPOSITIVE POWER 4,515,266
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,266
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)
This Schedule 13G is filed by Technology Partners Fund VIII, LP, together with its general partner, TP Management VIII, LLC, collectively the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “Group” for purposes of this Schedule 13G.

(2)
TP Management VIII, LLC owns no securities of the Issuer directly.  TP Management VIII, LLC serves as the general partner of Technology Partners Fund VIII, LP.  The information with respect to ownership of Common Stock by the Reporting Persons is provided as of January 21, 2013.  The 4,515,266 shares of Common Stock reported include 2,015,266 shares of Common Stock underlying warrants.

(3)
This percentage is calculated based upon a total of 43,182,599 shares of Common Stock issued and outstanding as of January 21, 2013, as set forth in a Statement of Beneficial Ownership provided by the Issuer to the Reporting Persons in the Directors & Officers Questionnaire dated January 21, 2013.

CUSIP No. 890260102	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TP MANAGEMENT VIII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) X (1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 SHARES
	6.	SHARED VOTING POWER 4,515,266 (2)
	7.	SOLE DISPOSITIVE POWER 0 SHARES
	8.	SHARED DISPOSITIVE POWER 4,515,266
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,266
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)
This Schedule 13G is filed by Technology Partners Fund VIII, LP, together with its general partner, TP Management VIII, LLC, collectively the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “Group” for purposes of this Schedule 13G.

(2)
TP Management VIII, LLC owns no securities of the Issuer directly.  TP Management VIII, LLC serves as the general partner of Technology Partners Fund VIII, LP.  The information with respect to ownership of Common Stock by the Reporting Persons is provided as of January 21, 2013.  The 4,515,266 shares of Common Stock reported include 2,015,266 shares of Common Stock underlying warrants.

(3)
This percentage is calculated based upon a total of 43,182,599 shares of Common Stock issued and outstanding as of January 21, 2013, as set forth in a Statement of Beneficial Ownership provided by the Issuer to the Reporting Persons in the Directors & Officers Questionnaire dated January 21, 2013.

CUSIP No. 890260102	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer TONIX PHARMACEUTICALS HOLDING CORP.

(b)	Address of Issuer’s Principal Executive Offices 509 MADISON AVENUE, SUITE 306, NEW YORK, NY 10022

Item 2.

(a)	Name of Person Filing TECHNOLOGY PARTNERS FUND VIII, LP TP MANAGEMENT VIII, LLC

(b)	Address of the Principal Office or, if none, residence c/o TECHNOLOGY PARTNERS 550 UNIVERSITY AVENUE, PALO ALTO, CA 94301

(c)	Citizenship CALIFORNIA – UNITED STATES OF AMERICA

(d)	Title of Class of Securities COMMON STOCK

(e)	CUSIP Number 890260102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:    NOT APPLICABLE

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 890260102	13G	Page 5 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,515,266

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote … 0

	(ii)	Shared power to vote or to direct the vote … 4,515,266

	(iii)	Sole power to dispose or to direct the disposition of … 0

	(iv)	Shared power to dispose or to direct the disposition of … 4,515,266

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

NOT APLICABLE

CUSIP No. 890260102	13G	Page 6 of 7 Pages

Item 9.  Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.  Certification.

The following certification is included as this statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2013
TECHNOLOGY PARTNERS FUND VIII, LP
By:	TP Management VIII, LLC
Its:	General Partner
By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member

TP MANAGEMENT VIII, LLC
By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member

Exhibit:

A – Joint Filing Agreement

CUSIP No. 890260102	13G	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G relating to the Common Stock of Tonix Pharmaceuticals Holding Corp. to which this Agreement is attached as an Exhibit, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:	February 13, 2013
TECHNOLOGY PARTNERS FUND VIII, LP
By:	TP Management VIII, LLC
Its:	General Partner
By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member

TP MANAGEMENT VIII, LLC
By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member